UNIVERSAL FOG, INC.
168 Binbei Street, Songbei District
Harbin, Heilongjiang Province
People’s Republic of China

July 7, 2008

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D. C. 20549-7010

ATTN:        Pamela A. Long
Assistant Director

Re:              Universal Fog, Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed on May 15 and 19, 2008
Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007,
Amendments 1 and 2 to Annual Report on Form 10-KSB for the fiscal year ended
December 31, 2007, and Quarterly Report on Form 10-Q for the quarter ended
March 31, 2008
File No. 0-51060

Ladies and Gentlemen:

Thank you for your comment letter dated June 2, 2008 (the “Comment Letter”), with respect to the above-captioned Revised Preliminary Information Statement on Schedule 14C, Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, Amendment 1 and 2 to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, and Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.  We have filed our revised Preliminary Information Statement on Schedule 14C of Universal Fog, Inc., a Delaware corporation (the “Company”), which incorporates our responses to your comments, and this letter sets forth each of your comments with our responses below

For your information, we have filed our revised Preliminary Information Statement on Schedule 14C report on the EDGAR system, and have also provided clean and marked copies to the Staff by overnight courier.

PreR14C

Information Statement, General

1.
Refer to prior comment 9. The disclosure here and elsewhere, including the financial statements’ notes, that the authorized capitalization of Universal Fog, Inc. or UFOG consists of 300,000,000 shares of common stock and 10,000,000 shares of preferred stock is inconsistent with the disclosure on page 5 and elsewhere, including the financial statements, that UFOG’s authorized capitalization consists of 300,000,000 shares of common stock and 6,000,000 shares of preferred stock. Please reconcile the disclosures so that they are consistent throughout all documents. For example, refer to the disclosures on pages 4, 5, and 37 of the revised preliminary information statement, the disclosures in the consolidated balance sheet and the financial statements’ notes 2 and 7 of exhibit 99.1, the disclosure on page 7 of exhibit 99.3, the disclosures on page 13 and in the consolidated balance sheet and the financial statements’ notes 2 and 6 of exhibit 99.4.  Note that this comment is applicable also to the 10-KSB, 10-KSB/A1, 10-KSB/A2, and the March 31, 2008 10-Q.

Response 1:
The authorized preferred stock should be 10,000,000 shares. We have reconciled the disclosures relating to the authorized capitalization of the Company so that they are consistent throughout the documents referenced in your comment above. For example, we corrected all references to authorized preferred stock so that they read 10,000,000 shares in the Preliminary Information Statement on Schedule 14C.  In addition, we have amended the 10-KSB/A2 and the March 31, 2008 10-Q so that they consistently refer to 10,000,000 shares of authorized preferred stock.

The Companies

2.	Refer to prior comment 19. Revise the first sentence to include the new address of UFOG’s principal executive offices.

Response 2: We have revised the first sentence of the Preliminary Information Statement on Schedule 14C to include the new address of the Company’s principal executive offices.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

3.
Since UFOG is a penny stock issuer, UFOG is ineligible to rely on the safe harbor provision. See section 27A(b)(1)(C) of the Securities Act and section 21E(b)(1)(C) of the Exchange Act. Thus, delete the reference to the Private Securities Litigation Reform Act of 1995. Alternatively, make clear that UFOG is ineligible to rely on the safe harbor provision because it is a penny stock issuer.

Response 3: As requested, we have deleted the reference to the Private Securities Litigation Reform Act of 1995.

Executive Compensation

4.	The disclosure of Mr. Sun, Xin’s compensation for 2007 is inconsistent with the disclosures in exhibit 99.3 and under Item 10 in the 10-KSB, 10-KSB/A1, and 10-KSB/A2. Please reconcile the disclosures.

Response 4: The designation of “N/A” for Mr. Sun, Xin’s executive compensation in Item 10 of the 10-KSB, 10-KSB/A1 and 10-KSB/A2 was an inadvertent error inasmuch as his compensation for 2007 was correctly disclosed in the Preliminary Information Statement on Schedule 14C as $2,554. Accordingly, we have filed an amended 10-KSB/A3, which correctly discloses his correct amount of compensation

Exhibit 3.1

5.
The certificate of incorporation incorporated by reference provides that the total number of shares of stock which UFOG is authorized to issue is 100,000,000 shares of common stock.  Based on disclosure in the amended March 31, 2005 10-QSB filed on June 22, 2006, it appears that UFOG’s certificate of incorporation was amended on May 10, 2005 to increase its authorized capital to 310,000,000 shares, of which 300,000,000 are common shares and 10,000,000 are preferred shares.  If true, file by amendment to the March 31, 2005 10-QSB the amendment to the certificate of incorporation as an exhibit.  See Item 601(b)(3) of Regulation S-B.  Alternatively, if UFOG has filed the amendment to the certificate of incorporation as an exhibit, UFOG may incorporate by reference the exhibit.  See Rule 12B-32 under the Exchange Act.

Response 5: We have filed an amendment to the March 31, 2005 10-QSB/A1 that includes the Certificate of Amendment of Certificate of Incorporation, which changed the company’s name and increased the authorized capital, as Exhibit 3.1.

Exhibit 99.1

Statements of Cash Flows

6.	We have reviewed your response and revisions to prior comment 13 and have the following comments:

•
In our prior comment, we noted in your liquidity and capital resources section, you disclose that the increase in accounts payable was attributable to the purchase of new equipment and improvements and additions to facilities. We further note on page 19 that you continue to provide this disclosure. In consideration that you restated your statement of cash flows to exclude the non-cash portion of the purchase of pharmaceutical patents, please explain to us why your restatement does not also include the purchase of new equipment and improvements and additions to facilities contained in your accounts payable.

•
In consideration of your revised statement of cash flows to exclude the non-cash portion of the purchase of pharmaceutical patents, expand your supplemental disclosures of cash flow information to disclose this non-cash item.  Refer to paragraph 32 of SFAS 95.

•
Expand your disclosures in Note 1 to present a table that shows the previous amounts in the line items affected, the change in line items, and the restated amounts.  Refer to paragraphs 25 and 26 of SFAS 154.

•
Revise your liquidity and capital resources disclosures on page 19 to reflect your restated amounts.  For example, we note you continue to disclose net cash from operations was $119,335 in 2007; after your restatement, however, your net cash used by operating activities is now $32,597.

Please have your independent registered public accounting firm explain to us why its report does not include an explanatory paragraph regarding your restatement of the statements of cash flows. Refer to AU Section 508.

Response 6:

•
We restated our statements of cash flows for the years ended June 30, 2007 and 2006 to reflect both the non-cash portion of the purchase of pharmaceutical patents and the non-cash portion of the purchase of new fixed assets. We also changed the wording of the liquidity and capital resources to be consistent with the restated statements of cash flows.

•	We expanded our supplemental disclosures of cash flow information to disclose these non-cash items. See footnote 1 to the financial statements.

•	We expanded our disclosures in Note 1 to present a table based on your comments. See footnote 1 to the financial statements.

•	We revised liquidity and capital resources disclosures to reflect our restated amounts per your comments.

•	Our independent registered public accounting firm revised its report to include an explanatory paragraph regarding our restatement of the statements of cash flows per your comments.

We have given a copy of your comment letter to our former independent registered public accounting firm and requested it to explain to the Commission why its report did not include an explanatory paragraph regarding our restatement of the statements of cash flows.

Exhibit 99.5

General

7.
Please include interim financial statements as of and through March 31, 2008 for China Health Industries Holdings Limited pursuant to Rule 3-12 of Regulation S-X.  In addition, expand your discussion of results of operations to discuss the nine months ended March 31, 2008 compared to the nine months ended March 31, 2007.

Response 7: We have included interim financial statements as of and through March 31, 2008 for China Health Industries Holdings Limited as well as an expanded discussion of results of operations covering the same period.

10-KSB, 10-KSB/A1, 10-KSB/A2

Item 13. Controls and Procedures; Item 13AT. Controls and Procedures

8.
Form 10-KSB specifies that disclosures relating to controls and procedures are provided under Items 8A and 8A(T) in Part II of the form. Please revise future filings to comply with the applicable form’s requirements.

Response 8: In future filings, we will revise disclosures relating to controls and procedures to comply with the applicable form’s requirements.

Scope of the Evaluation

9.
Refer to prior comment 16. As noted previously, we assume the phrase “for use in this quarterly report” rather than for use in this annual report is inadvertent. As requested previously, revise in future Form 10-K filings.

Response 9: The reference to “for use in this quarterly report” was inadvertent, and we will revise future Form 10-K filings to reference “for use in this annual report."

Item 14. Exhibits

10.
Refer to prior comment 17. The exhibit requirement of Item 13 in Part II of Form 10-KSB and the exhibit index requirement of Rule 102(d) of Regulation S-T are discrete or separate requirements. The disclosure under Item 13 in Part II of Form 10-KSB should precede the signature page of the form. The exhibit index required by Rule 102(d) of Regulation S-T should be placed immediately before the exhibits filed with a document and captioned as exhibit index. As requested previously, revise in future filings.

Response 10: We note the discrete requirements for placement of disclosure under Item 13 in Part II of Form 10-KSB and the exhibit index requirement of Rule 102(d) of Regulation S-T and will revise in future filings.

Exhibit 2.4

11.
Since the agreement is not filed as an exhibit to the form, we assume that UFOG intends to incorporate by reference the exhibit. If true, material incorporated by reference must be identified clearly.  Please confirm that UFOG is incorporating by reference the exhibit, and revise future filings to identify clearly the reference.

Response 11: We differ with the Commission on this Comment. The Share Exchange Agreement was contained as Exhibit 2.4 in the Index of Exhibits, and it was attached as an exhibit to the Preliminary Information Statement on Schedule 14C. This is clearly revealed by examining the Commission’s web site.

March 31, 2008 10-Q and Exhibit 99.4

Evaluation of Controls

12.	We assume the reference to “Form 10-QSB” rather than Form 10-Q is advertent. Revise in future 10-Q filings.

Response 12: Reference to “Form 10-QSB” rather than Form 10-Q was inadvertent and we will make sure that future filings reference Form 10-Q only.

CEO/CFO/Principal Accountant Certification

13.	We assume the reference to “annual” report rather than to quarterly report is inadvertent. Revise in future 10-Q filings.

Response 13: The reference to “annual” report rather than to quarterly report was inadvertent and will be corrected in future filings.

Signatures

14.	We assume the reference to Mr. Sun, Xin as “CEO” rather than “CFO” is inadvertent. As appropriate, revise in future filings.

Response 14: The reference to Mr. Sun, Xin as “CEO” rather than “CFO” was a typographical error and will be revised in future filings.

Other

15.
Refer to prior comment 19. Our EDGAR system does not reflect that UFOG has updated its records on the EDGAR system to include the new address of its principal executive offices. As requested previously, update UFOG’s records on the EDGAR system to reflect the new address of its principal executive offices.

Response 15: As requested, our EDGAR agent has updated UFOG’s records on the EDGAR system to reflect the new address of our principal executive offices.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions.  We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ Sun, Xin
Sun, Xin
Chairman and Chief Financial Officer

cc:  Harold H. Martin, Esq.

Enclosures